February 15, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Kernan

Re:	SEI Tax Exempt Trust (File No. 811-03447) SEI Institutional International Trust (File No. 811-05601)

Mr. Kernan:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Tax Exempt Trust (“STET”) and SEI Institutional International Trust (“SIT”) (the “Trust” or “Funds”), in a telephone conversation on January 12, 2023. The comments provided relate to the Trust’s August 31, 2022, September 30, 2022 and September 30, 2021 annual reports to shareholders filed on Form N-CSR and the respective N-CEN filing for the Trust. SEI provides the Funds with administrative and accounting services, as well as with officers and other personnel, and submits these responses on behalf of the Funds.

We have reproduced the substance of the SEC Staff’s comments below, with each comment followed by the Trust’s corresponding response.

SEC Comment 1:

The SIT Emerging Markets Debt Fund and SIT International Fixed Income Fund each reported an NAV error on Item B.22 of Form N-CEN for the periods ended September 30, 2021 and September 30, 2022, respectively. However, Staff did not locate disclosure in the financial statements related to the errors.

Please describe the nature and circumstances of the errors, associated internal control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable U.S. GAAP, Regulation S-X, and other accounting guidance, why the funds have not disclosed these reimbursement amounts in their financial statements.

©2023 SEI

Trust Response to Comment 1:

In response to your comment, information about the NAV errors during the above mentioned periods, including the nature and circumstances of the error, associated internal controls, mitigating actions and amounts reimbursed, will be provided supplementally and confidentially via letter dated February 15, 2023.

SEC Comment 2:

For SEI Tax Exempt Trust (“STET”), please supplementally describe if Audit fees are being accrued in accordance with the terms of the audit engagement agreement, including if fees are specified at a fund level. To the extent that Audit fees are being allocated to individual funds based on a different expense allocation methodology, please describe such methodology and how the methodology appropriately reflects expenses incurred at a fund level.

Staff notes that four out of the eight funds in the Trust accrued between approximately $4,000 and $9,000 for Professional fees for the fiscal year ended August 31, 2022. Staff also notes that per disclosure included in Item 4 of Form N-CSR filed on November 7, 2022, aggregate Audit fees billed for the fiscal year ended August 31, 2022 amounted to $178,035 for all eight funds in the Trust, averaging $22,244 per fund.

Trust Response to Comment 2:

For STET, the Audit fees provided in the audit engagement letter are specific to the Trust. At a fund level, Audit fees are being allocated to individual funds based on their relative average net assets which appropriately reflects the level of audit involvement as well as an equitable method to allocate Trust level expenses to a fund. This methodology is also disclosed in the Trust’s financial statements filed on form N-CSR, under “Note 2 – Significant Accounting Policies”.

* * * * * * *

Very truly yours,
/s/ Ankit Puri
Ankit Puri
Controller and Chief Financial Officer

cc:	Robert A. Nesher
Stephen Panner
Timothy D. Barto

©2023 SEI